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15049210

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Edgecrest Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1500, 70 York Street
(No. and Street)

Toronto	Ontario, Canada	M6J 1S9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Beyleveldt — (Area Code -- Telephone No.) **(416) 687-6624**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- *if individual, state last, first, middle name*)

Ernst & Young Tower, 222 Bay St	Toronto, Ontario	Canada	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Conrad Beyleveldt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgecrest Capital (USA) Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [X] (o) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
- [X] (o) Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. Dollars)

EDGECREST CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)
(Formerly SCS (USA) Inc.)

For the year ended December 31, 2014

With Reports of Independent Registered Accounting Firm

EDGECREST CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)

Index

As at December 31, 2014

	Pages
Report of Independent Registered Public Accounting Firm	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12
Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act 1934	13
Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3 of the Securities Exchange Commission	14

Report of Independent Registered Public Accounting Firm

The Board of Directors of Edgecrest Capital (USA) Inc.

We have audited the accompanying statement of financial condition of Edgecrest Capital (USA) Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgecrest Capital (USA) Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Without qualifying our opinion, we draw attention to Note 1 to the Financial Statements which indicates that the Company incurred a net loss of $135,816 during the year ended December 31, 2014 and accumulated losses of $576,947. These conditions, along with other matters as set forth in Note 1, indicate the existence of significant doubt about the Company's ability to continue as a going concern.

The accompanying information contained in Schedules I, and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

February 26, 2015
Toronto, Canada

EDGECREST CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)

Statement of Financial Condition

(Expressed in U.S. Dollars)

As at December 31, 2014

Assets

Cash and cash equivalents	$	355,230
Prepaid expenses		8,562
Total assets	$	363,792

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	42,881
Stockholder's equity:		
Common stock (note 3)		10
Contributed surplus (note 3)		897,848
Deficit		(576,947)
Total stockholder's equity		320,911
Total liabilities and stockholder's equity	$	363,792

See accompanying notes to the financial statements.

EDGECREST CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)
Statement of Operations
(Expressed in U.S. Dollars)
For the year ended December 31, 2014

Revenue:		
Commission revenue	$	-
Expenses:		
Clearing charges	$	1,308
Registration expenses		9,448
Indirect execution and other services (note 4)		49,578
General and administrative		73,509
Foreign exchange loss		1,973
Total expenses		135,816
Net loss before income taxes		(135,816)
Income tax expense/(benefit) (note 6)		-
Net loss	$	(135,816)

See accompanying notes to the financial statements.

EDGECREST CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)
Statement of Changes in Stockholder's Equity
(Expressed in U.S. Dollars)
For the year ended December 31, 2014

		Common stock		Contributed surplus		Retained deficit		Total
Stockholder's equity January 1, 2014	$	10	$	757,848	$	(441,131)	$	316,727
Capital contributed by Parent		-		140,000		-		140,000
Net loss		-		-		(135,816)		(135,816)
Stockholder's equity December 31, 2014	$	10	$	897,848	$	(576,947)	$	320,911

See accompanying notes to the financial statements.

EDGECREST CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)
Statement of Cash Flows
(Expressed in U.S. Dollars)
For the year ended December 31, 2014

Cash flows provided by (used in) operating activities:		
Net loss	$	(135,816)
Changes in operating items:		
Decrease in receivable from clearing broker		240,388
Increase in prepaid expenses		(4,192)
Decrease in due to Parent		(316)
Increase in accounts payable and accrued liabilities		8,517
Cash flows provided by operating activities		108,581
Cash flows from financing activities:		
Capital contributed by Parent		140,000
Increase in cash and cash equivalents		248,581
Cash and cash equivalents, beginning of year		106,649
Cash and cash equivalents, end of year	$	355,230

See accompanying notes to financial statements.

(Expressed in US Dollars)

Edgecrest Capital (USA) Inc. ("Edgecrest USA") (formerly SCS (USA) Inc.), was incorporated on April 28, 2010 under the General Corporation Law of the State of Delaware. The name change from SCS (USA) Inc, to Edgecrest Capital (USA) Inc. was effective under the General Corporation Law of the State of Delaware on December 8, 2014. Effective February 12, 2014, Edgecrest USA became a wholly owned subsidiary of Edgecrest Capital Corporation (the "Parent"), a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada, when Stonecap Securities Inc. (the previous parent company of Edgecrest USA from the date of inception to February 11, 2014) was acquired by Edgecrest Capital Holdings Inc., the owner of the Parent, and Stonecap Securities Inc. was amalgamated with the Parent.

Edgecrest USA was registered in Ontario under the Extra-Provincial Corporations Act on October 13, 2010. The name change from SCS (USA) Inc., to Edgecrest Capital (USA) Inc. was effective in Ontario under the Extra-Provincial Corporations Act on December 12, 2014.

Edgecrest USA is subject to regulation by FINRA and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as Edgecrest USA is required to clear all client transactions on a fully disclosed basis through a FINRA registered clearing firm. Prior to January 15, 2014, Apex Clearing Corporation ("Apex"), a FINRA member cleared transactions for clients of Edgecrest USA on a fully disclosed basis. On January 15, 2014, Apex submitted a notification to FINRA deleting Edgecrest USA as an introducing firm of Apex. Edgecrest USA has had no clearing firm arrangement since January 15, 2014 and has executed no client trades throughout the period January 1, 2014 to December 31, 2014. Without a clearing firm arrangement, Edgecrest USA is designated to operate under the exemptive provisions of subparagraph (k)(2)(i) since January 15, 2014.

The Corporation utilizes the services of its Parent to perform certain administrative, securities trading and record-keeping activities (see note 4). Edgecrest USA does not hold customer funds or safe-keep customer securities.

1. **Discussion on going concern:**

   These financial statements have been prepared on a going concern basis, which assumes that Edgecrest USA will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operation. Edgecrest USA has experienced a loss in the current year of $135,816 and accumulated losses of $576,947, which cast doubt about the appropriateness of the going concern basis of presentation. Edgecrest USA's ability to continue as a going concern is dependent on the achievement of profitable operations through ongoing business activities, and the continued financial support of its Parent (see note 5). Edgecrest USA is currently pursuing various opportunities to facilitate the achievement of profitable operations, including negotiation of a clearing firm arrangement in order to clear transactions for clients. While there is no certainty that current strategies will be sufficient to permit Edgecrest USA to continue in operation for the foreseeable future, management believes Edgecrest USA will be able to continue as a going concern.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in US Dollars, which is the Edgecrest USA's functional and presentation currency.

(b) Cash and cash equivalents:

Edgecrest USA considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Commission and clearing charges:

All commission and clearing charges are recorded on a trade-date basis.

(d) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

(e) Income taxes:

Edgecrest USA follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry-forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

2. Significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(g) Changes in accounting policies:

(i) The following are accounting pronouncements adopted by Edgecrest USA in the current fiscal year:

In December 2013, the Financial Accounting Standards Board ("FASB") issued guidance to determine which entities are within the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies by defining a public business entity. Companies defined as "public business entities" are not eligible for the alternative accounting guidance afforded to nonpublic companies. Edgecrest USA has determined that it meets the definition of a public business entity and follows the criteria for public business entities when adopting guidance issued by the FASB.

(ii) The following are recent accounting pronouncements, but are not effective for Edgecrest USA on the date of issuance of these financial statements:

In May 2014, the FASB and International Accounting Standards Board ("IASB") issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require Edgecrest USA to identify those contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the Edgecrest USA satisfies the performance obligations. The guidance becomes effective for the October 31, 2018 annual reporting period. Edgecrest USA is assessing the effect of this guidance on these financial statements.

3. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions will not fulfill their obligations. Edgecrest USA manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, Edgecrest USA's most significant counterparty concentrations were with financial institutions and its Parent.

(b) Foreign Currency Risk

Edgecrest USA is exposed to foreign currency risk associated with its Canadian Dollar denominated cash and cash equivalent and accounts payable and accrued liabilities that will be settled in Canadian Dollars.

(c) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

4. Common stock and contributed surplus:

		2014
Authorized:		
100 shares with a par value of $0.01 per share		
Issued and outstanding:		
100 common shares	$	10

The Parent contributed capital in the form as cash as follows:

		2014
February 28, 2014	$	20,000
April 24, 2014		50,000
May 22, 2014		50,000
December 19, 2014		20,000
	$	140,000

(Expressed in US Dollars)

5. Related party transactions and balances:

Edgecrest USA and the Parent that provides services to Edgecrest USA are under common ownership and management controls. The existence of this control could result in Edgecrest USA's operating results or financial position being significantly different than those that would have been presented if Edgecrest USA was autonomous.

In accordance with an Administrative Services Agreement dated December 3, 2010, as amended June 5, 2014 and as amended October 1, 2014, between Edgecrest USA and the Parent, the Parent performs certain administrative, securities trading and record-keeping activities for Edgecrest USA.

The Administrative Services Agreement provides that expenses incurred by the Parent in providing the services to Edgecrest USA are to be charged by the Parent to Edgecrest USA at a fixed rate or reimbursed as a percentage of commission income earned by Edgecrest USA. The Parent may also pay expenses on behalf of Edgecrest USA, and these direct expenses are reimbursed at cost by Edgecrest USA. During the year, expenses charged to Edgecrest USA by the Parent at a fixed rate were $49,578; expenses charged to Edgecrest USA by the Parent as a percentage of commission income earned by Edgecrest USA were $nil; and direct expenses paid for by the Parent and recovered from Edgecrest USA at cost were $7,198. Edgecrest USA has $nil payable to its Parent at December 31, 2014. This amount is non-interest bearing.

5. Net capital requirements:

Edgecrest USA is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). Edgecrest USA is required to maintain minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, Edgecrest USA had a net capital of $310,164, which was $60,164 in excess of the required net capital. The ratio of aggregate indebtedness to net capital did not exceed 15 to 1 during the year and at December 31, 2014.

6. Income taxes:

For Canadian tax purposes, Edgecrest USA files a Canadian dollar tax return in Canada. The current portion of the income tax expense (benefit) included in the statement of operations, as determined in accordance with U.S. GAAP, Accounting for Income Taxes, is as follows:

		2014
Income tax expense/(benefit) using the statutory rate	$	(46,177)
Adjustment related to permanent non-deductible items		(278)
Valuation allowance related to non-capital tax loss and deductible differences		46,455
Income tax expense/(benefit)	$	-

(Expressed in US Dollars)

6. Income taxes (continued):

Deferred tax assets are attributable to the following:

		2014
Deferred tax assets:		
Start-up expenses	$	32,526
Tax loss carryforward (expiry December 31, 2030)		8,565
Tax loss carryforward (expiry December 31, 2031)		54,098
Tax loss carryforward (expiry December 31, 2032)		11,348
Tax loss carryforward (expiry December 31, 2033)		39,631
Tax loss carryforward (expiry December 31, 2034)		49,463
		195,631
Valuation allowance for deferred tax assets		(195,631)
Deferred tax asset	$	-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which Edgecrest USA can utilize these benefits.

7. Subsequent events:

Edgecrest USA has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2014 and through to February 26, 2015, which is the date the financial statements were issued. On January 29, 2015, the Parent contributed $20,000 in the form of cash.

EDGECREST CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)

Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2014

Total ownership equity from statement of financial condition	$	320,911
Less non-allowable assets		(8,562)
Less other		(2,185)
Net capital	$	310,164
Minimum capital requirement	$	(250,000)
Excess net capital	$	60,164

There is no material difference between the audited computation of excess net capital included in this Schedule 1 and the corresponding schedule in Edgecrest USA's unaudited December 31, 2014 FOCUS Report Part IIA.

EDGECREST CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)

Schedule 2 – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission

December 31, 2014

In accordance with the FINRA membership agreement applicable to Edgecrest USA, Edgecrest USA is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3, in which (1) Edgecrest Capital (USA) Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

February 26, 2015
Toronto, Canada

EDGECREST CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Edgecrest Capital Corporation)

Rule 15c3-3 Exemption Report

December 31, 2014

In accordance with the FINRA membership agreement applicable to Edgecrest USA, Edgecrest USA is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. However, Edgecrest USA does not currently have a clearing firm arrangement. By default, Edgecrest USA has claimed the exemptive provision of paragraph (k)(2)(i) when submitting its monthly FOCUS filings for the months of February 2014 to December 2014, as it could not claim the exemptive provision of paragraph (k)(2)(ii) without specifying a clearing firm. From January 1 to January 15, 2014, Apex Clearing Corporation was Edgecrest USA's clearing firm, therefore Edgecrest claimed the exemptive provision of paragraph (k)(2)(ii) in its January 2014 FOCUS filing. Edgecrest USA does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of Edgecrest USA, it is in compliance with Rule 15c3-3 and has been throughout the year ended December 31, 2014, without exception.

EDGECREST CAPITAL (USA) INC.

I, Conrad R. Beyleveldt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer
February 26, 2015